Exhibit (a)(5)(B)

The St. Joe Company Announces Preliminary Results of Tender Offer

WATERSOUND, Fla. - (September 23, 2015) - The St. Joe Company (NYSE: JOE) announced today the preliminary results of its tender offer, which expired at 5:00 p.m., New York City time, on September 22, 2015.

Based on a preliminary count by the depositary, the total number of shares tendered and not validly withdrawn in the offer is 16,497,078. Of the total shares tendered, 888,992 were tendered pursuant to the guaranteed delivery procedure described in the Company’s Offer to Purchase. Tenders made pursuant to the guaranteed delivery procedure will be accepted upon receipt of the related stock certificates or confirmation of book entry transfer, along with any other required documentation, within three business days after the notice of guaranteed delivery was delivered to the depositary. Based on the preliminary count, the Company expects to purchase 16,497,078 properly tendered shares at $18.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, for a total purchase price of approximately $296.9 million.

The actual number of shares to be purchased is subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. The actual number of shares will be announced promptly following completion of the verification process. Payment for shares accepted and the return of all shares tendered but not accepted will occur promptly after determination of the number of shares properly tendered.

D.F. King & Co., Inc. acted as information agent for the tender offer and American Stock Transfer & Trust Company, LLC acted as the depositary. All inquiries about the tender offer should be directed to D.F. King & Co., Inc. at (800) 330-5897 (Toll Free) or (212) 269-5550 (Collect).

Important Notice Regarding Forward-Looking Statements

This press release may include forward-looking statements, including statements regarding the Company’s ability to complete the tender offer, the number of shares the Company will be able to purchase in the tender offer and the ability to achieve the benefits contemplated by the tender offer. The statements made by the Company are based upon management’s current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond the Company’s control and the risk factors and other cautionary statements described in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 as updated by subsequent Quarterly Reports on Form 10-Qs and other current report filings.

About The St. Joe Company

The St. Joe Company together with its consolidated subsidiaries is a real estate development and operating company with real estate assets and operations currently concentrated primarily between Tallahassee and Destin, Florida. The Company uses these assets in its residential or commercial real estate developments, resorts and leisure operations, leasing operations or its forestry operations. More information about the Company can be found on its website at www.joe.com.

© 2015, The St. Joe Company. “St. Joe®”, “JOE®”, the “Taking Flight” Design®, “St. Joe (and Taking Flight Design)®” are registered service marks of The St. Joe Company.

The St. Joe Company

Investor Relations Contact:

Marek Bakun, 1-866-417-7132

Chief Financial Officer

Marek.Bakun@Joe.Com

Source: The St. Joe Company